EXHIBIT 99.2

AVALON RARE METALS INC.

Management Discussion and Analysis of Financial Statements
 For the period ended May 31, 2011

This Management Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) provides analysis of the Company's financial results for the three months and nine months ended May 31, 2011.  The following information should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes thereto.  Unless otherwise noted, all currency amounts included in the MDA are stated in Canadian dollars.

This MDA includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements.  This report is prepared as of July 12, 2011.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE Amex in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.  The technical information included in this MD&A unless otherwise stated, has been reviewed by Donald S. Bubar, P. Geo., President of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company.  Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101.

Avalon operates primarily in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals including lithium, tantalum, niobium, cesium, indium, gallium, zirconium and a related base metal; tin.  By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its six mineral resource properties.  All active projects (Thor Lake, Separation Rapids, and East Kemptville) are rare minerals or rare metals properties that are at an advanced stage with identified reserves and/or mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged.  The Thor Lake Rare Metals Project (“Thor Lake”) is the Company’s most advanced project.

The results of a positive Prefeasibility Study (“PFS”) on the development potential of the Nechalacho REE deposit on the Thor Lake project were announced on June 21, 2010, and the related  technical report was filed on July 27, 2010. This report has subsequently been amended and re-filed twice with the most recent updated technical report being filed on March 15, 2011. Subsequent to the end of the quarter, on July 7, 2011, the Company announced a further update of the PFS and another updated technical report is scheduled for filing by August 21, 2011.  Completion of a bankable feasibility study (“BFS”) by late 2012, is the Company’s top priority and primary focus.

Avalon has adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”), as a policy of the Company and made Corporate Social Responsibility (“CSR”) a Company priority.  Avalon applies these principles throughout its operations, particularly with respect to its environmental and community engagement practice on the Thor Lake project.

Industrial demand for the rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment.  Rare metals supplies are constrained, especially for the rare earth elements where China provides approximately 95% of the world’s primary supply.  Recent policy directives announced by the Chinese government are dictating reductions in exports of unprocessed rare earth elements leading to concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea and the United States.  Moreover, REE supply shortages both outside and inside China have caused prices to escalate dramatically over the past few months stimulating increased investor interest in rare earth companies.

During the quarter ended November 30, 2010, the Company completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (as more fully described under “Liquidity and Capital Resources”) and, as of this date, remains well-funded to continue advancing its priority projects.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2010	2009	2008
	$	$	$
Net revenues	80,557	159,982	357,539
Loss before discontinued operations and extraordinary items	4,099,300	2,954,919	1,391,581
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.05	0.04	0.02
Net loss	4,099,300	2,954,919	1,391,581
Net loss, per share basic and fully diluted	0.05	0.04	0.02
Total assets	41,526,715	26,521,264	24,384,590
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until a new operation is brought into production or disposed of at a profit.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the three months ended May 31, 2011 totalled $4,473,551, a 34% increase over the level of expenditures in the comparable period of the previous fiscal year ($3,492,229).  87% of these expenditures were incurred on Thor Lake, and 12% of these expenditures were incurred on project generative exploration work in North America and these account for most of the increase.  The increased expenditures on Thor Lake were related mainly to increased expenditures on metallurgical and market studies, environmental studies/permitting and community consultation work, which were partly offset by slightly decreased expenditures on feasibility and engineering studies. As a result of the project generative work, the Company has now staked over 500 claims covering approximately 10,000 acres in the south-western United States. Most of the expenditures on project generative work were incurred on claim staking and carrying out initial geological work and geophysical surveys on these new claims.

Resource property expenditures for the nine months ended May 31, 2011 totalled $12,858,896, a 28% increase over the level of expenditures in the comparable period of the previous fiscal year ($9,408,330).  The majority (95%) of these expenditures were incurred on Thor Lake.  The increase was primarily caused by increased level of activities including drilling, metallurgical and market studies, environmental studies, permitting and community consultation at Thor Lake.

No properties were abandoned during the nine months ended May 31, 2011 and no expenditures were written off.

Thor Lake

The Thor Lake Rare Metals Project ("Thor Lake") is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to a comprehensive native land claim negotiation involving several communities including the four in direct proximity to the project; Yellowknives Dene (Ndilo and Dettah), Lutsel K’e and Deninu Kue.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases.  The leases are subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% Net Smelter Returns Royalty, of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at May 31, 2011, this amounts to approximately $1.2 million). Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, the Nechalacho REE Deposit (“Nechalacho deposit”).

Expenditures during the quarter ended May 31, 2011 totalled $3,902,658.  Of this, approximately 60% was spent on drilling and geological work in support of the drilling program, 16% on metallurgical and market studies, 10% on feasibility studies and engineering, 10% on environmental studies and permitting work, and 4% on community consultation work.  Most of the drilling in the Quarter was done with the objective of better defining the Nechalacho deposit, gathering geotechnical data for engineering purposes and collecting sample material for pilot plant work.  The 2011 winter drilling program began on January 17, 2011 and was concluded on April 28, 2011, with 65 holes totalling 12,224 metres completed. Of these, 24 holes were large diameter PQ holes drilled primarily for bulk sample collection, 23 were HQ definition holes drilled mainly in the West Long Lake area while an additional 18 short holes were drilled for purely geotechnical purposes. Complete assay results are not expected until August.

Metallurgical studies are ongoing to define the most efficient process for recovery of the REE. The flotation process testwork has advanced to the mini-pilot plant (‘MPP”) stage. The third of three such trials is planned for late July, 2011, to be carried out at SGS Canada Lakefield Research (“SGS”), with supplementary work being carried out at the Xstrata Process Support (“XPS”) test facility in Sudbury, ON. This work is for the dual purpose of optimizing the flotation process flowsheet prior to initiating a large scale pilot trial in the fall, and producing more concentrate for ongoing bench scale hyrometallurgical process development. The expenditures on feasibility studies and engineering relate to the work on preparing the updated PFS. The results from this study were announced subsequent to the end of the Quarter on July 8, 2011, and are discussed below.

Nechalacho Deposit Drilling

Since July, 2007 Avalon has completed over 71,000 metres of drilling on the Nechalacho deposit as summarized in the Table below:

Calendar Year	Holes	Metres
2007	16	2,551
2008	74	14,280
2009 winter	26	5,474
2009 summer	44	9,123
2010 winter	43	11,398
2010 summer	63	16,188
2011 winter	65	12,224
Total to date	331	71,238

The 2011 summer drilling program commenced on June 20, 2011 with geotechnical drilling designed to test the proposed route for the production ramp. This drilling is anticipated to take at least one month. Once the ramp route drilling is completed, this drill will commence geotechnical drilling of the proposed area for the underground crusher. This drilling will also provide additional intercepts of the Basal Zone.

The second drill rig, equipped to recover large diameter PQ core for bulk sample recovery, will begin drilling by mid-July. It will continue a similar program as in the winter drilling, with the objective of completing in-fill holes within the Indicated Mineral Resources in the Basal Zone in the area where mining will be initiated. This will result in additional Indicated Resources being re-classified to the Measured level of confidence, and will also provide additional mineralized material for metallurgical testing.

As previously reported, the winter drill program was completed on April 28, 2011. Assaying is on-going and due to the large number of samples, special processing requirements of the large diameter PQ core, quality control checking and backlogs at commercial laboratories, it is not expected that all final assay results from this program will be received before late summer. As a result, further updating of the mineral resource estimates will not commence before September.

Nechalacho Deposit Mineral Resource Estimates

The NI 43-101 compliant resource estimates originally established by independent consultants Roscoe Postle Associates (“RPA”) for the PFS in 2010, were updated by the Company on January 27, 2011 to incorporate all the data generated from the 2010 drilling programs which totalled 27,586 metres in 106 holes.

The new resource estimates resulted in significant increases in both Inferred and Indicated Resources for both the Basal Zone and the Upper Zone compared to the resource estimates prepared in 2010 for the PFS. Importantly, the Indicated Resources in the key Basal Zone part of the deposit have increased to 57.49 million tonnes grading 1.56% TREO1 with 20.72% HREO/TREO using the base case $260 Net Metallurgical Return (“NMR”2) cut-off. More significantly, distinct sub-zones with a higher average grade were discovered in the West Long Lake area. These can be identified by applying a higher NMR cut-off and the proportion of Indicated Mineral Resources estimated at the much higher $600 NMR cut-off, now total 14.67 million tonnes at 2.19% TREO and 24.68% HREO/TREO. This motivated the Company to prepare a new mine development plan and a new estimate of Mineral Reserves, which formed the basis for an update of the discounted cash flow (“DCF”) analysis produced for the 2010 PFS, which was disclosed on July 7, 2011 and is discussed further below.

The current Nechalacho deposit resource estimates including values for the individual rare earth oxides are summarized in the tables below. The NMR includes the value attributable to ZrO2, Nb2O5, and Ta2O5 in the rock after metallurgical recoveries.

Nechalacho Deposit: NI 43-101 Mineral Resources

Updated Jan. 27, 2011

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.
NMR is defined as “Net Metal Return” or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and separation plant processing costs and estimated profits.

3.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4.	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr6O11, Nd2O3 and Sm2O3.

5.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010.  These prices are lower than current prices. The prices used are the same as in the June 14, 2010 disclosure. (See PFS column in pricing table below)

6.	Mineral Resources are undiluted.
7.
A cut-off NMR grade of CAD$260 was used for the base case. NMR is defined as "Net Metal Return" or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and processing costs.

8.	An exchange rate of 1.00 USD = 0.90 CAD was used.
9.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.

Probable Mineral Reserves

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated using price forecasts for 2015 for rare earth oxides (US$46.33/kg average), zirconium oxide (US$3.77/kg), tantalum oxide (US$255.63/kg) and niobium oxide (US$55.86/kg).
3.	Mineral Reserves are estimated using a Net Metal Return cut-off value of CAD$260/tonnes.
4.	Indicated Mineral Resources are inclusive of Mineral Reserves.
5.	Although a general mining cut-off NMR value of CAD$300/tonne was utilized, the Probable Mineral Reserves were estimated by designing a mine plan that maximised the exploitation of resources at a Net Metal Return greater than CAD$600 (see table of resources at varying cut-off grades above). This was achieved by selecting areas of higher overall grade, but also mining the lower part of the Basal Zone, which has on average higher heavy rare earth contents. Thus the average HREO content relative to TREO for the reserves is 26% whereas the average for the resources is 21% at similar TREO grades.

Updated PFS Financial Analysis

The updated PFS is based principally on the updated Mineral Reserve estimate that was derived from a new mine plan developed from the updated mineral resource estimate disclosed in January, 2011. In addition, RPA updated the product price assumptions to reflect the considerable price appreciation that has occurred particularly for the rare earth oxides over the past 12 months. The new economic analysis also incorporates related updates to operating costs, foreign exchange rates and production ramp-up time-lines.

Like the original PFS, the updated PFS assumes that Avalon will be selling a mixed rare earth oxide concentrate at a price derived using a model that discounts future individual oxide prices (by an average of 38%) to reflect the semi processed nature of the concentrate. In fact, Avalon now contemplates establishing its own separation and refining facility in North America, but has not yet completed a prefeasibility study on this facility to allow it to be incorporated into the present updated PFS.

The average “basket” price calculated for the Nechalacho mixed rare earth concentrate and used in the original PFS was US$21.94/kg.  The average “basket” price for the Nechalacho mixed rare earth concentrate using the updated price forecast for 2015 is US$46.33/kg.  The updated PFS bases the REE price assumption on a price forecast published by CIBC World Markets in its Rare Earth Industry Overview dated March 6, 2011. Current prices FOB China reported by services such as Metal-pages.com, are much higher than those used in the price forecast for the updated PFS, reflecting the opinion of both RPA and the Company that future prices are likely to decrease from current record levels as new supply comes into the marketplace.

The updated PFS produced a DCF analysis yielding a 39% Internal Rate of Return (“IRR”) on a pre-tax basis (compared to 14% in the original study) and a 34% IRR on an after-tax basis (compared to 12% in the original study). The NPV at a 10% discount rate is now CAD$1.77 billion pre-tax and CAD$1.27 billion after-tax.

Financial Analysis	Original PFS		Updated PFS
	After-Tax (CAD $)	Pre-Tax (CAD $)	After-Tax (CAD $)	Pre-Tax (CAD $)
IRR	12%	14%	34%	39%
Net Cash Flow	1.5 billion	2.1 billion	4.48 billion	6.08 billion
NPV @ 8%	236 million	428 million	1.61 billion	2.22 billion
NPV @ 10%	97 million	246 million	1.27 billion	1.77 billion

Rare earth markets and market development initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, the Company’s Vice-President, Sales and Marketing. Working with Ian London, P.Eng., Market Development and Energy consultant, Mr. Neatby has implemented a proactive marketing plan including continued participation in various industry conferences with the overall objective of building relationships with potential future customers for the mineral products and identifying strategic partners for the further processing (separation) of the mixed REE chemical concentrates.

Since the PFS was issued in July 2010, rare earth prices have dramatically increased by in excess of 1,000%, well in excess of the price appreciation forecast in the PFS.  Using current prices in the Company’s pricing model would result in a concentrate price of US$153.83/kg TREO, more than a 600% increase from the US$21.94 forecasted in the PFS. The price increases outside China are partly due to the imposition of quotas and tariffs on the export of separated rare earth oxides. Recently, prices have also increased inside China evidently due to supply shortages arising there as a result of efforts by the government to consolidate the industry and make it more sustainable.

Avalon has entered into non-binding Memorandums of Understanding (“MOU’s”) with three Asian industrial companies seeking to participate in the Project by investing and /or providing technical expertise in exchange for obtaining off-take rights.  MOU’s are commonly used to initiate a formal due diligence process and frame the discussions between the parties.  The business terms of each of the MOUs are not binding and have therefore not been announced.  However, each MOU requires the Company to maintain the confidentiality of the identity of the counterparty and the business terms until the negotiation process is completed and a definitive agreement is signed.

Metallurgical Process Development

Metallurgical process development work continued during the quarter with both flotation and hydrometallurgical testwork underway under the supervision of Avalon’s metallurgist, Dezhi Qi, P. Eng. In addition, Avalon has recently contracted Hoe Teh, P. Eng., a metallurgist based in Vancouver, for long term consulting services. Mr. Teh obtained his B.A.Sc in metallurgical engineering from UBC.  He has 38 years experience in metallurgical processing, studies, engineering and design, including senior positions with Cominco, Hatch and Barrick.  Mr. John Goode, P. Eng, continues to give consulting advice to the company and input to the metallurgical testing programs.

Bench scale flotation testing is underway to further enhance the process and a third flotation mini-pilot plant trial is planned for July. This pilot test is planned to process 3 tonnes of Basal Zone mineralized material and is preliminary to the planned large scale, 20 to 30 tonne pilot test planned for the Fall. It is intended to produce concentrate to be utilized in on-going, bench-scale hydrometallurgical testwork, as well as providing additional information to help finalize flowsheet parameters for the large scale pilot plant trial planned for the fall.

Bench scale hydrometallurgical testwork is continuing at SGS Minerals in Lakefield, Ontario with testing to focus on the solution chemistry, purification and precipitation of rare earths. A contract was signed with SGS Minerals for a hydrometallurgical pilot plant, and acquisition of requisite equipment has commenced. The hydrometallurgical pilot scale work is expected to commence later this fall and may take up to 40 weeks to complete.

Subsequent to the end of the quarter, the Company initiated work on a prefeasibility study for a separation plant/refinery under a new contract with the same consultant that completed the scoping study in 2010.  For the purpose of this study, the Company has narrowed down its search for a site to a few locations in the southern United States which meet the key site selection criteria of proximity to transportation infrastructure, and proximity to suppliers of the principal reagents required which include hydrochloric acid and caustic soda.

Community, Environment, Health and Safety, Permitting

During the Quarter, the Company continued its community engagement work in Lutsel K’e, Fort Resolution (Deninu Kue First Nation and Fort Resolution Metis Council), Yellowknife (YKDFN, Tlicho First Nations and North Slave Metis Association) and Hay River (Katlodeeche First Nation and Hay River Metis Council). Continuing community engagement is focused on development of partnerships and facilitating employment and business opportunities for First Nations members.

During the Quarter, the Company entered into a negotiation agreement with the Deninu Kue First Nation (“DKFN”), and subsequent to the end of the quarter signed a similar agreement with the Lutsel K’e Dene First Nation (“LKDFN”).  This type of initial agreement (often referred to as a memorandum of understanding (“MOU”)), is done in order to frame the negotiations toward an impacts and benefits-type agreement. Avalon has commenced negotiations on Accommodation Agreements, with the LKDFN, YKDFN and DKFN, with the objective of concluding these agreements in 2011.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake.  During the three months ended May 31, 2011, there was one lost time accident at the Project, involving an injury to a finger due to improper tool use. A second similar incident did not result in lost time. Both incidents involved a driller helpers employed by the contract drilling company. Since the summer drilling program commenced, there was one lost time accident at the site when the Cook stumbled on uneven ground around the camp suffering a sprained ankle requiring medical attention.

There was a Land Use inspection conducted during the quarter by the Indian and Northern Affairs Land Use inspector, near the conclusion of the winter drilling program with no significant issues to report. The inspector was pleased with the Company’s activities but noted some minor issues where further cleanup of hydrocarbons was required, when small amounts became visible during snowmelt. The Company completed all necessary actions. In addition, the inspector gave permission for cutting a limited number of trees on the approach to the airstrip to increase safety for takeoff and landing.  All land use inspection reports have been filed on the Company’s website in the CSR/Sustainability section.

The Developers Assessment Report (“DAR”), (otherwise known as an Environmental Impact Statement), was submitted to the Mackenzie Valley Environmental Impact Review Board (MVEIRB) during the quarter on May 20, 2011, just three months upon receiving the final terms of reference from MVEIRB. A copy of the DAR can be found on MVEIRB’s public registry at www.reviewboard.ca.

The Company also received a new land use permit from the Mackenzie Valley Land and Water Board (“MVLWB”) covering its current activities at the site, as the existing permit was scheduled to expire on July 4, 2011. The new land use permit was issued by the MVLWB on June 23, 2011, for a period of 5 years beginning on July 5, 2011.

Project Schedule

During the Quarter, a potential delay in completing the BFS related to an increase in the estimated time required to complete the hydrometallurgical pilot plant was disclosed. The BFS is now targeted for completion in late 2012. This does not impact the schedule to production start-up, which is still forecast for 2015. Timely completion of the metallurgical pilot plant programs is the biggest risk factor for additional delays to the project schedule. This is partly due to capacity issues with service providers as well as the potential for unanticipated results necessitating changes in the process flowsheet design. Timely receipt of all required operating permits is also a risk factor although this risk has been at least partly mitigated by the rapid submission of the DAR and the lack of local community opposition to the project development plan. Finally, timely availability of project financing is also a risk factor which the Company is working to mitigate by arranging off-take agreements and attracting investment from consumers.

Other Projects

During the quarter ended May 31, 2011, the Company incurred $14,678 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit.  These costs were related to ongoing market development work for the Company’s lithium minerals product.  During the quarter, the Company received an expression of interest from an industrial minerals company in processing and evaluating a bulk sample of the petalite ore for possible application in glass and ceramics applications. The Company has approximately 100 tonnes of crushed ore available that was collected in 2005 and stored in “big bags” at an outdoor site near Kenora. Work to recover this material is underway.

Expenditures of $7,250 were incurred on the Warren Township Anorthosite Project during the three months ended May 31, 2011.  Ongoing costs are generally related to routine project maintenance costs.  During the quarter, the Company received an expression of interest in the calcium feldspar product from the same industrial minerals company referred to above that expressed interest in the Company’s petalite product. An inventory of semi-processed material from the 2007 bulk sampling program remains in storage in Foleyet, and plans are being made to package and ship this material for evaluation.

During the quarter ended May 31, 2011, the Company did not incur any expenditure on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia. The Company is negotiating with BHP Billiton to gain access to the property in order to move forward with the proposed work program on the Special Licence required to complete the Preliminary Economic Assessment (“PEA”) on the historic tin-indium resources in that area.

Permission to proceed with a $250,000 diamond drilling program on the property this summer has not yet been received. A total of $1.5 million in additional expenditures are required on the Special Licence before the Company can vest its 100% interest in the mineral tenure. During the quarter ended November 30, 2010, the Company received an extension from the Minister of Natural Resources of Nova Scotia to fulfill its expenditure obligations under the Special Licence by August 1, 2011. Further extensions will be required to meet the full expenditure obligation and discussions with government officials towards securing a further extension were initiated subsequent to the end of the quarter.

During the quarter, the Company incurred $548,965 in General Exploration expenditures related to new project generation. As a result of the project generative work, the Company has staked over 500 claims covering approximately 10,000 acres in the south-western United States. Most of the expenditures (97%) on project generative work were incurred on claim staking and carrying out initial geological work and geophysical surveys on these new claims. The Company has been carrying out regional compilation work in a number of areas of North America with a view toward identifying and acquiring new early stage rare metals exploration prospects. Land acquisition initiatives continue.

Administration

Operating expenses totalled $3,309,474 for the quarter ended May 31, 2011, a 261% increase over the amount incurred during the quarter ended May 31, 2010 ($915,562).  Excluding non-cash stock-based compensation, operating expenses totalled $1,276,800, a 124% increase compared to the fiscal quarter ended in 2010.  This increase reflects the ongoing expansion of the Company’s business activities.  The main areas of increased expenses were salaries and benefits, professional fees, transfer and filing fees, and public and investor relations.

Stock-based compensation increased to $2,032,674 from $345,393 compared to the same quarter in fiscal 2010.  This increase is primarily a result of the increase in the number of options earned  in the current quarter compared to 2010, as well as the significant increase in the value of the Company’s options.

Salaries and benefits for the quarter ended May 31, 2011 totalled $388,690, a 135% increase over the fiscal quarter ended 2010 ($165,300).  The increase relates primarily to the increased number of staff on payroll.

Professional fees increased by $120,323 to $132,387 compared to the same quarter in fiscal 2010.  The increase relates primarily to the legal and other professional fees incurred on the preparation and filing of the base shelf prospectus (the “Prospectus”).  As disclosed in the Company’s news release dated May 5, 2011, the Prospectus was filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a registration statement was also filed with the United States Securities and Exchange Commission during the quarter ended May 31, 2011.

Transfer and filing fees increased by $114,644 compared with the same quarter in fiscal 2010.  The increase relates primarily to the filing fees for the Prospectus and the increased listing fees associated with the Company’s shares being listed on the NYSE Amex.

Expenditures on public and investor relations (“IR”) activities for the quarter ended May 31, 2011 totalled $256,688, a 45% increase over the same quarter in fiscal 2010 ($176,963) due to increased investor relations activities generally. Consistent with the increased level of IR activities, travel expenses also increased by $50,042 to $111,413 during the quarter ended May 31, 2011. Investor and media interest in rare earths continues to be very strong with considerable demand from institutional shareholders for corporate presentations. During the quarter, roadshows of institutional meetings were carried out in New York (3 times), Boston, Chicago, San Francisco, Frankfurt and Zurich in addition to a number of retail investor conferences. Several media interviews and the NYSE Euronext Closing Bell ringing ceremony performed by the Company on April 26, 2011 provided additional broad investor exposure. Investor relations activities are expected to slow during the summer vacation season in the fourth quarter.

The increase of $45,162 in insurance is primarily related to the increase in the coverage of the Company’s directors and officers’ indemnity insurance policy and the Company’s general liability insurance policy.

Higher cash balances resulted in interest income increasing to $163,878 compared with $21,583 for the fiscal quarter ended 2010.

For the nine month period, administrative expenses totalled $7,446,269 compared with $3,611,348 during the comparable period in fiscal 2010.  Excluding non-cash stock-based compensation, administrative expenses totalled $3,757,177, an 88% increase compared to the same period in fiscal 2010.  This increase reflects the increased level of business activities.  The main areas of increased administrative expenditures for the nine month period were stock-based compensation, salaries and benefits, professional fees, transfer and filing fees, public and investor relations, insurance and rent and utilities.

Stock-based compensation increased to $3,689,092 from $1,610,987 during the nine months ended May 31, 2011 compared to the same period in fiscal 2010.  This increase is due to the increase in the value of the Company’s options and increased number of options earned during the period.

Salaries and benefits increased by $693,649 during the nine months ended May 31, 2011 compared to the same period in fiscal 2010.  The increase is primarily related to the increased number of staff on payroll, the general level of pay increases, as well the performance bonuses of $165,000 paid to certain senior management staff, as well staff recruitment costs of $59,000 incurred during the quarter ended February 28, 2011. Salary costs will continue to increase in the fourth quarter as new staff are added to the payroll. In particular, the Company disclosed subsequent to the end of the quarter, that two new senior officers will join the Company during the fourth quarter; Brian Chandler as Sr. Vice-president and Chief Operating Officer and Richard Pratt as General Counsel and Corporate Secretary.

Professional fees for the nine months ended May 31, 2011 increased by $301,165 to $418,119. The increase relates primarily to the Company’s listing application to have its common shares listed on the NYSE Amex, which occurred on December 22, 2010 and the filing of the Prospectus in May 2011.  Transfer and filing fees increased by $216,715 compared with the same nine month period in fiscal 2010, primarily as a result of the additional transfer and filing fees incurred relating the financing completed in September 2010, the initial NYSE Amex listing application fees and the filing of the Prospectus.

The increase of $88,107 in insurance for the nine months ended May 31, 2011 is primarily related to the increase in the coverage of the Company’s directors and officers’ indemnity insurance policy and the Company’s general liability insurance policy.

Rent and utilities for the nine months ended May 31, 2011 increased by $78,357 to $191,569 compared to the same period in fiscal 2010.  The increase is primarily related to the expansion of Company’s head office premises in Toronto in July, 2010.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2011				2010			2009
For the Quarters Ended	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31
	$	$	$	$	$	$	$
Net revenues	163,878	137,529	93,687	19,015	21,583	16,688	23,271	27,770
Loss before discontinued operations and extraordinary items	3,145,596	2,480,080	1,425,499	1,079,860	893,979	1,295,917	829,544	1,551,095
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.03	0.03	0.02	0.01	0.01	0.02	0.01	0.02
Net loss	3,145,596	2,480,080	1,425,499	1,079,860	893,979	1,295,917	829,544	1,551,095
Net loss, per share, basic and fully diluted	0.03	0.03	0.02	0.01	0.01	0.02	0.01	0.02

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the write-downs of resource properties and recovery of future income taxes.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2015 at the earliest.

As at May 31, 2011, the Company had working capital of $30,683,701 and cash and cash equivalents (including short term guaranteed investment certificates) on hand of $31,447,699.

On September 30, 2010, the Company completed a short form prospectus offering consisting of 9,240,000 units at a price of $3.25 per unit for total gross proceeds of $30,030,000.  After commissions and expenses the Company netted cash proceeds of $27,896,577.

On August 17, 2010, the Company amended the exercise price of certain of its then outstanding warrants to $2.51 (from $3.00) for the period commencing September 1, 2010 and expiring September 30, 2010 (the “Amended Price Period”).  During the Amended Price Period, 3,483,650 warrants and 360,000 broker warrants were exercised for proceeds of $9,618,762, and 68,850 warrants remained outstanding.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $400,000 per month.  As at the date of this report, the Company’s current anticipated resource property expenditures for fiscal year 2011 are budgeted at approximately $20 million (of which approximately $13 million has been incurred to date), with most of these expenditures being allocated to the Thor Lake Project for the BFS, metallurgical studies (including MPP and pilot plant tests), environmental studies and further definition drilling on the Nechalacho deposit.  In addition, the Company expects to incur approximately $26 million in fiscal 2012 completing the BFS.

The Company’s present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration and development work programs for at least the next twelve months.  The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $20,998 and the annual expenditures related to the new mining lease at Separation Rapids totalling $1,264.

Under the amended terms of the East Kemptville Special Licence, the Company has optional obligations to incur $1.48 million in exploration expenditures by August 1, 2011 to vest its mineral title. The property is currently in good standing, but a further extension of time will be required to meet the full expenditure obligation, and a request for an extension has already been made to the Nova Scotia government.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company’s four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has a standby letter of credit in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit which is secured by guaranteed investment certificate.

The Company has two operating leases for its office premises.  As at the date of this report, the minimum lease commitments under these leases are as follows:

2011	$29,125
2012	$227,522
2013	$197,266
2014	$204,443
2015	$208,960
2016	$208,960
2017	$69,653

Corporate Social Responsibility (“CSR”)

The Company has embraced the principles of sustainability as core to its business practice and in 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”) as policy of the Company.  These principles for environmental and social best practice were announced by PDAC as part of the roll-out of its e3 Plus program (“Environmental Excellence in Exploration”), with the “Plus” referring largely to the inclusion of CSR principles as part of e3. In addition, the company has become an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”). TSM is an initiative developed by the MAC to improve the industry’s performance by aligning its actions with the priorities and values of Canadians. TSM provides a way of finding common ground with communities of interest in order to build a better mining industry, today and in the future. TSM is based on a set of guiding principles that are in turn supported by performance elements and indicators. The initiative is led by MAC’s Board of Directors. Input and guidance come from the external Community of Interest Advisory Panel.

Since 2007, the Company has endeavoured to maximize aboriginal employment at the site and partly through implementation of specific training initiatives have succeeded in maintaining 30- 40% aboriginal of the 30 plus employees at the Thor Lake site.  In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups.  During the quarter ended May 31, 2011, meetings were also held with each of the impacted Dene communities to discuss the Company’s progress on its PFS, permitting, metallurgy, BFS and accommodation agreements.  The impacted First Nations approached Avalon with regards to generating business capacity within their communities through future contracts related to the construction and operations phases of the Project.  Avalon is currently awaiting a combined proposal from the Dene Communities which will set the groundwork for future construction and contractual opportunities.

Off Balance Sheet Arrangements

As at May 31, 2011, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.  During the nine months ended May 31, 2011, the Company incurred:

a)	incurred consulting fees of $27,000 with an officer. As at May 31, 2011, accounts payable included $3,390 payable to this officer;

b)
incurred consulting fees of $39,116 with a person who is related to an officer, which were deferred as resource property costs.  As at May 31, 2011, accounts payable included $11,997 payable to this person;

c)	incurred consulting fees of $81,250 with a company owned by an officer, of which $56,250 were deferred as resource property costs; and

d)	incurred rental fees of $18,650 for an apartment in Yellowknife, N.T. with a company owned by a director, which were deferred as resource property costs.

Subsequent Events

Subsequent to the quarter ended May 31, 2011, the Company:

a)	issued 50,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $77,000.

Proposed Transactions

The Company is doing some project generative work through geological research into prospective new areas for rare metals deposits as described above, resulting in the acquisition of a new mineral property in the south-western United States. A second opportunity is under active review that could result in decision to acquire mineral claims at any time. One potential mergers and acquisitions type opportunity was also considered during the quarter but there has been no subsequent follow-up.

The Company has no immediate plans for any equity offerings, but anticipates it will need to complete an equity financing within the next 12-18 months in order to advance its anticipated development work at Thor Lake on a schedule that will allow commercial operations to begin by 2015.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the value of stock-based compensation and the Company’s estimate of recoverable value of its resource properties.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its resource properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental and legal risks, the existence of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and future profitable production of its properties or to secure any proceeds from their disposition.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the quarter.

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581.  The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase.  Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted.  This new standard will only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section.  This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.  These standards become effective

January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company will thus apply IFRS in Fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

As at May 31, 2011, the Company is in the process of completing phase two of its transition plan and has identified the areas that potentially have significant impact on the Company’s financial reports: exploration expenditures, stock-based compensation and income taxes.

Exploration and evaluation expenditures IFRS 6 - Mining Interests:

There are three phases to consider when examining Mining Interest Costs under IFRS: Pre-exploration, Exploration and Evaluation, and Development and Production Assets. Pre-exploration costs do not fall under IFRS and are generally expensed as they do not meet the definition of capitalization. The Company currently capitalizes pre-exploration expenditures on its properties. The Company is undergoing a review of these costs to determine the extent that these costs will be adjusted effective September 1, 2010. These adjustments will be made retrospectively, against opening retained earnings on the first comparative balance sheet.

Under IFRS 6, Exploration and Evaluation Costs can be either expensed or capitalized which is consistent with the policy choice under Canadian GAAP. The Company is evaluating these two alternatives and will decide whether to continue to capitalize these costs under IFRS 6 during the third quarter in fiscal 2011.

The Company currently does not have any Development and Production Assets.

Share-based payments IFRS 2 - Stock based compensation

Under IFRS 2, when a share-based payment award vests in installments over the vesting period, each installment is accounted for separately. A distinct fair value must be determined for each vesting tranche.

Canadian GAAP allows pooling and recognizing compensation on a straight-line basis. The Company has been recording stock based compensation on a straight line basis under Canadian GAAP so this will affect the compensation expense recorded.

For vesting conditions based on other than market conditions, IFRS 2 requires a company to calculate the expense based on the best available estimate of forfeitures. Under Canadian GAAP, the Company has not used forfeiture estimates in the stock-based compensation calculation.

Share-based payments to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services whereas GAAP allows for measurement of the fair value of the award or fair value of the goods or services received. In the past, the Company has measured stock-based awards to non-employees based on the fair value of the award.

The Company plans to elect under IFRS 1 – First Time Adoption of International Financial Reporting Standards not to apply the requirement of IFRS 2 to stock options granted on or before September 1, 2002 and to those stock options that have fully vested on or before the transition date of September 1, 2010.  The Company will re-measured its unvested stock options as at September 1, 2010 and include an estimated forfeiture rate in the stock-based compensation calculation, which may require an adjustment to deficit.

Income Taxes - IAS 12

Under IFRS, an entity accounts for the tax consequences of transactions and other events in the same way that it accounts for the transactions and other events themselves. Therefore, where transactions and other events are recognized in earnings, the recognition of deferred tax assets or liabilities which arise from those transactions should also be recorded in earnings. For transactions that are recognized outside of the statement of earnings, either in other comprehensive income or directly in equity, any related tax effects should also be recognized outside of the statement of earnings.

The evaluation of accounting policy and disclosure choices available under IFRS, including their impacts on the Company, including the exemptions available on the initial adoption of IFRS under IFRS1, is still ongoing.  The Company expects to complete the evaluation process and commence the third phase during the third quarter in fiscal 2011.

At this time, the Company has not determined the full financial impact of the transition to IFRS.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway.  The Company will continue to monitor the actual and anticipated changes to IFRS standards and the related rules and regulations and assess the impacts of these changes on the Company and its financial reporting.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources.  There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure.

The Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Design of Internal Controls

The Chief Executive Officer and Chief Financial Officer have also designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The Company has very limited administrative staffing and, in many instances, the implementation of internal controls relying on segregation of duties is not possible.  The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Company’s internal control over financial reporting during the quarter ended May 31, 2011 that have materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at May 31, 2011, the Company had 94,104,915 common shares issued and outstanding. Subsequent to the Quarter, the Company issued 50,000 common shares pursuant to the exercises stock options.  Accordingly, as at the date of this report, the Company had 94,154,915 common shares outstanding.

b)	Warrants

As at the date of this report, the Company’s had 4,592,680 warrants outstanding.  Of these warrants, 68,850 each entitle the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expire on September 17, 2011.  The balance of 4,523,830 each entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expire on September 30, 2011.

In addition, as at the date of this report, the Company has the following brokers’ compensation warrants outstanding:

i)
67,500 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $2.43 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011; and

ii)
6,583 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $3.25 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.

c)	Options

As at May 31, 2011, the Company had an aggregate of 6,125,250 incentive stock options outstanding with a weighted average exercise price of $3.28 (of which 2,050,250 were vested and 4,075,000 were unvested).  Subsequent to the quarter ended May 31, 2011, 50,000 of these options were exercised (as described earlier under “Subsequent Events”).  As at the date of this report, the Company has 6,075,250 incentive stock options with a weighted average exercise price of $3.29 outstanding.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.